UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: November 2015

Commission File Number: 001-36136

BlueNRGY Group Limited

(Exact name of registrant as specified in its charter)

32 Martin Place

11th Floor

Sydney 2000 NSW

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒            Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Entry Into Material Definitive Agreements – Draker Transaction

On September 14, 2015, BlueNRGY Group Limited (the “Company”) formed a new U.S. subsidiary that entered into a material definitive agreement pursuant to which it acquired, on September 16, 2015 (the “Draker Transaction”), the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the Draker Transaction, the Company’s acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the Draker name.

With the exception of the Seller’s secured indebtedness to the Vermont Economic Development Authority (“VEDA”), discussed below, Draker Corporation did not assume Seller’s liabilities. Draker Corporation is continuing to supply monitoring services to all customers served on the Draker software platform while it negotiates and documents continuing service agreements with Seller’s customers. The Draker Transaction agreements grant Draker Corporation 90 days from the date of the Draker Transaction to evaluate and, in its sole discretion, assume executory contracts of the Sellers.

As a result of the Draker Transaction, we believe the Company is one of the leading independent U.S. companies providing equipment and monitoring services to measure the performance of PV Solar generation installations. Draker Corporation currently receives and compiles operating performance and other pertinent data at more than 2GW of solar PV installations at approximately 2,000 sites in the Americas, Japan and Europe. Solar generation installations monitored by Draker Corporation currently range in size from tens of kW to more than 30MW and clients include individual system owners, developers, asset managers and utilities. It is the Company’s intention to integrate the acquired Draker systems with its own software and service offerings to maintain and build its leadership position in the monitoring and management of renewable power assets. Subsequent to the Draker Transaction, Draker Corporation has hired some personnel previously employed by the Sellers to facilitate the Company’s objectives.

Draker Corporation paid approximately $2.24 million to the Sellers and assumed Seller’s secured indebtedness to VEDA of approximately $0.18 million, subject to the negotiation and documentation of a secured note and loan agreement with VEDA that provides for repayment of the debt over a 3-year term at an annual interest rate of 2.0%. As further discussed below under the heading “Issuance of Shares”, the Company issued equity securities in conjunction with the Draker Transaction.

The foregoing description of the Draker Transaction is qualified in its entirety by the terms of the document governing the Draker Transaction copy of which is attached hereto as Exhibit 4.1. The Company issued a press release pertaining to the Draker Transaction on September 17, 2015, a copy of which is attached hereto as Exhibit 99.1.

Issuance of Shares and Issuance Commitments

A.	Issuances In Conjunction With The DOCA. Pursuant to the Company’s reorganization plan that was consummated January 27, 2014, the Company:

i.	raised $1.0 million (A$1,247,000 million) at a price of $0.03785 per ordinary share (the “Offering Price”) and paid 100% of the proceeds to the deed fund established for the benefit of the antecedent Company creditors (the “Deed Fund”);

ii.	issued 96,028,937 of ordinary shares to the Deed Fund;

iii.	issued an aggregate of 150,162,640 of its ordinary shares in conjunction with the Company’s acquisition of BlueNRGY LLC;

iv.	issued 18,534,029 ordinary shares at the Offering Price to creditors of Company subsidiaries not subject to the Company reorganization plan, for which such creditors exchanged $701,513 of indebtedness;

v.	issued a promissory note to Wind Farm Financing Pty Ltd. in the amount of $900,000 (the “WFF Note”) that was automatically convertible, under certain conditions, at the Offering Price into 23,778,071 ordinary shares;

vi.	caused certain of its subsidiaries (Parmac and CIWL) to issue $2.2 million face value and $1.4 million face value of preferred equity securities (“Subsidiary Preferred Shares”) that are convertible into Company ordinary shares at the Offering Price, subject, in the case of the Subsidiary Preferred issued to CIWL to a conversion restriction if the Chatham Island Project contract with Chatham Islands Electricity Limited is terminated;

vii.	amended the Terms of the Company’s Series B Preferred Shares (as a condition to the BlueNRGY LLC purchase agreement and action approved by the requisite majority of members of the Company’s Board of Directors (the “Board”) and holders of Series B Preferred Shares) to establish the price at which Series B Preferred Shares could be converted to ordinary shares as $0.05015125 per ordinary share and terminate: (x) the payment of dividends on Series B Preferred Shares after January 31, 2015, (y) the rights of Series B shareholders to appoint a member of the Board and (z) the requirement to issue additional shares to holders Series B Preferred shares under certain conditions.

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The foregoing summaries of the share issuances related to the modifications to the terms of our Series B Preferred Shares and the terms of our Subsidiary Preferred Shares are qualified in their entirety by the revised terms set forth in the exhibits to our Form 6-K/A filed on January 29, 2015 pertaining to the deed of company arrangement (“DOCA”) that was effected on January 27, 2015 and the Securities Purchase Agreement pursuant to which the private placement proceeds were raised to effect the DOCA.

B.	Issuances and Repurchases Following the Reorganization. Subsequent to January 27, 2015 and through the date hereof, excluding the foregoing issuances of our equity securities and equity-linked securities, the Company has:

i.	issued 50,792,604 additional ordinary shares at the Offering Price pursuant to applicable exemptions from registration and through subscription agreements having terms substantially equivalent to that filed in connection with capital raised to consummate the DOCA;

ii.	converted the WFF Note into 23,778,071 ordinary shares at the Offering Price in accordance with its terms;

iii.	converted 2,484 Series B Preferred Shares in accordance with the amended terms of the Series B Shares and issued 51,448,606 ordinary shares to the converting shareholders;

iv.	in conjunction with the Draker Transaction, (w) issued 39,630,119 ordinary shares at the Offering Price (x) issued Subsidiary Preferred Shares having a face value of $1.0 million and a conversion price equal to the Offering Price, (y) provided the holder of Subsidiary Preferred Shares an additional investment right expiring December 31, 2015 to purchase up to an additional $1.0 million of Subsidiary Preferred Shares on the same terms, and (z) issued warrants having a term of three years to acquire 26,420,080 ordinary shares at an exercise price of $0.056775 per share, subject to the Company’s nominal value call right if the VWAP for the Company’s ordinary shares exceeds $0.9935625 per share for sixty consecutive days and the average daily trading volume during such period exceeds $100,000. The foregoing summary of the Company securities issued in conjunction with the Draker Transaction is qualified in its entirety by the securities agreements attached hereto as Exhibit 4.1.

v.	initiated the repurchase of 83,334 ordinary shares for total consideration of $1.00, the opportunity for which was triggered by the failure of a former executive to meet vesting requirements associated with a prior share grant.

As of the date hereof, the Company had outstanding 462,792,384 ordinary shares, Series B Preferred Shares having a face value of $600,000 plus accrued dividends and Subsidiary Preferred Shares having a face value of $ 4,600,000 plus accrued dividends.

C.	Company Commitments To Share Issuances. In addition to the foregoing share issuances, the Board has approved the following transactions involving the issuance of ordinary shares:

i.	the exchange of approximately $0.8 million of accrued liabilities for ordinary shares at the Offering Price, of which approximately $0.7 million involve amounts due to related parties for deferred compensation. As of the date hereof, the exchange arrangements have not been documented and the shares related thereto have not been issued.

ii.	the issuance of up to 500,000 ordinary shares under the Company’s 2014 Equity Plan to qualifying vendors as consideration for their services;

iii.	the grant of up to 3,849,350 ordinary shares, some of which are subject to vesting, to 84 employees under the Company’s 2014 Equity Plan;

Notwithstanding the Board’s resolution to issue shares related to the foregoing, there is no assurance that the approved but unconsummated share issuances will be accepted by the counterparties (or in the case of share purchase options and warrants exercised by the holders) or effected by the Company.

Share Consolidation

As previously reported by the Company on Form 6-K dated March 19, 2015, the Company’s shareholders approved a consolidation of the Company’s ordinary shares at a ratio ranging from 1:80 to 1:150, subject to determination by the Company’s Board. The Board unanimously established the consolidation ratio as 1:80 to be effected immediately following the filing of the Company’s FY2015 Annual Report on Form 20-F, or as soon thereafter as requisite approval is granted by the Financial Industry Regulatory Authority. The Company is currently working to finalize the audit of its FY2015 financial statements and will file its FY2015 Annual Report as soon thereafter as practicable. This is expected prior to the end of the 2015 calendar year, but there is a possibility that further delays will be encountered.

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When the share consolidation is consummated, the number of ordinary shares, the conversion price of all of the Company’s outstanding convertible equity securities and the exercise price of its outstanding options and warrants will be adjusted proportionally. Following the 1:80 share consolidation, the number of outstanding ordinary shares will be approximately 5.8 million if no further ordinary shares are issued prior to the effective date of the share consolidation. The exact number of ordinary shares outstanding following the consolidation is indeterminable until after the consolidation is effected and the extinguishment of fractional shares can be tallied.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward looking statements include, among other things the Company’s ability to retain and build its market position in the U.S. and elsewhere as an independent provider of monitoring services for renewable power generation installations, the amount of and schedule for future share issuances and the receipt of approval to effect the share consolidation and the affect thereof. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Annual Report filed on Form 20-F for its fiscal year ended June 30, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Press Releases

On September 17, 2015, the Company issued a press release related to the Draker Transaction, a copy of which is attached to this report on Form 6-K.

On October 13, 2015, the Company issued a press release related to the Engagement of PCG Advisory Group for Investor and Corporate Relations, a copy of which is attached to this report on Form 6-K.

On November 10, 2015 the Company issued a press release related to the consolidation of its ordinary shares, a copy of which is attached hereto

The information contained in the press releases attached as an Exhibits hereto is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Description
4.1	Acquisition Agreement dated September 16, 2015 between BlueD Acquisition Corporation (now known as Draker Corporation) and Draker, Inc. and Draker Laboratories, Inc.
99.1	Announcement of the Draker Transaction
99.2	Announcement of the Engagement of PCG Advisory Group for Investor and Corporate Relations
99.3	Announcement of the Company’s Ordinary Share Consolidation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BlueNRGY Group Limited

November 12, 2015	By:	/s/ William Morro
William Morro Managing Director

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